UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            -------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                            -------------------------

                                                  Commission File Number 0-27617

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]  Form 10-D
             [ ]Form N-SAR [ ]Form N-CSR

For period ended:  September 30, 2006

[ ]     Transition Report on Form 10-K

[ ]     Transition Report on Form 20-F

[ ]     Transition Report on Form 11-K

[ ]     Transition Report on Form 10-Q

[ ]     Transition Report on Form N-SAR

For the transition period ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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                                     PART I
                             REGISTRANT INFORMATION


THE MANAGEMENT NETWORK GROUP, INC.
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Full Name of Registrant



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Former Name if Applicable


7300 College Boulevard, Suite 302
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Address of Principal Executive Office (Street and Number)


Overland Park, Kansas 66210
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Address of Principal Executive Office (City, State and Zip Code)


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             | (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [ ]    | (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

             | (c) The accountant's  statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     The Board of Directors of The Management Network Group, Inc. (the "Company") has appointed a Special Committee to conduct a review of the Company's historical practices

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regarding its stock option  programs and related  accounting for the period from
1999 through 2005.  Following the Special  Committee's  review,  the Company may
need  to  correct  its  historical   determinations   of  non-cash   stock-based
compensation expense. If these corrections are material, the Company would be required to restate its financial statements. Although the impact on the Company's historical financial statements is not yet known, the Company does not expect the review to result in changes to its historical revenues or non-option related operating expenses. In light of the Special Committee review, the Company will not be in a position to file its quarterly report on Form 10-Q for the thirteen week period ended September 30, 2006 by the November 14, 2006 due date and does not anticipate it will be in a position to file the Form 10-Q within the five day extension period under Rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                   Hunter Wiggins       312       876-8992
                -------------------- --------- --------------

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                                [X]Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   [X]Yes [ ] No

     The review of our stock option programs and related accounting described under Part III above has not been completed. Therefore, the Company is not able to provide full financial results for the thirteen weeks and thirty-nine weeks ended September 30, 2006. On November 13, 2006, the Company issued a news release announcing revenues for the third quarter ended September 30, 2006. In that release, the Company noted that revenues increased 7.9% to $8.7 million for the thirteen weeks ended September 30, 2006 and increased 5.2% to $25.4 million for the thirty-nine weeks ended September 30, 2006 compared to the corresponding periods in 2005. These increases in revenue were primarily attributable to a significant increase in the Company's strategy consulting practice, which includes revenue generated by the operations of Adventis which was acquired in April 2006, largely offset by a decrease in management consulting revenue primarily due to the cancellation of a long-running major client project in the first quarter of 2006.

     THE MANAGEMENT NETWORK GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2006             By: /s/ Donald E. Klumb
          -------------------           --------------------------------------
                                        Vice President, Chief Financial Officer
                                        and Treasurer